# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TPG Inc, CIK 0001880661
CUSIP: 872657101
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 05/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002069817

## Reporting persons
- Holloway Samantha: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (0.2% of the class)
- DB Holdings I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bondo FTW, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: TPG Inc
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas, 76102

## Item 2. Person Filing
Name of person filing:
(i) Samantha Holloway
(ii) Bondo FTW, Inc. ("Bondo FTW")
(iii) DB Holdings I, L.P. ("DB Holdings" and together with Ms. Holloway and Bondo FTW, the "Reporting Persons")

Bondo FTW is the sole general partner of DB Holdings. Samantha Holloway is the sole director of Bondo FTW. The Reporting Persons are filing this Schedule 13G jointly pursuant to Rule 13d-1(k)(1).
Address of principal business office or, if none, residence:
301 Commerce Street, Suite 3150,
Fort Worth, Texas 76102.
Citizenship: Ms. Holloway is a citizen of the United States of America. Bondo FTW is a Delaware corporation. DB Holdings is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: With respect to each Reporting Person, the response set forth in row 9 of the applicable cover page is incorporated herein.
Percent of class: With respect to each Reporting Person, the response set forth in row 11 of the applicable cover page is incorporated herein.
Sole power to vote or to direct the vote: With respect to each Reporting Person, the response set forth in row 5 of the applicable cover page is incorporated herein.
Shared power to vote or to direct the vote: With respect to each Reporting Person, the response set forth in row 6 of the applicable cover page is incorporated herein.
Sole power to dispose or to direct the disposition: With respect to each Reporting Person, the response set forth in row 7 of the applicable cover page is incorporated herein.
Shared power to dispose or to direct the disposition: With respect to each Reporting Person, the response set forth in row 8 of the applicable cover page is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Holloway Samantha: /s/ Samantha Holloway, Samantha Holloway (05/27/2025)
- DB Holdings I, L.P.: /s/ Samantha Holloway, Samantha Holloway, Director, Bondo FTW, Inc., general partner of DB Holdings I, L.P. (05/27/2025)
- Bondo FTW, Inc.: /s/ Samantha Holloway, Samantha Holloway, Director (05/27/2025)